One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 31, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Electronics and Machinery

Re:                             Quanterix Corporation

                                                Draft Registration Statement on Form S-1

                                                Submitted July 21, 2017

                                                CIK No. 0001503274 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Quanterix Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Electronics and Machinery, to E. Kevin Hrusovsky, Executive Chairman, President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Draft Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Overview, page 1

Comment 1: We note your disclosure on page 22 and page 26. If true, expand your overview to indicate that you have focused initially on the life sciences research market and that you currently sell all your products for research use only. Clarify if you have received material revenue to date from the diagnostics and precision health screening markets. If you have no revenue from, or regulatory approvals to operate in, those markets, please state so clearly and directly.

Response 1: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 3, 81 and 82 as requested.

Comment 2: We note the scope of the exclusive license and a co-exclusive license granted to bioMérieux SA discussed on page 105 and bioMérieux’s current objective to identify and develop an assay menu supporting the commercial launch of a new, benchtop in-vitro diagnostic instrument using your Simoa technology for use in clinical lab applications, food quality control testing and pharmaceutical quality control testing. Please revise to describe how the license terms and bioMérieux’s objective limit your ability to enter the diagnostics and precision health markets, or any other market you may access.

Response 2: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 107 as requested.

Comment 3: We note your disclosure on page F-41 that you can engage a collaboration partner, subject to certain restrictions, in the field of in vitro diagnostics used in Clinical Lab Applications and that you shall pay bioMérieux a royalty based on a percentage of the royalty you will receive from that partner. Please tell us about the restrictions and the royalty payment and if disclosure of this arrangement should be briefly disclosed in your prospectus summary.

Response 3: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 106 and F-42 as requested. The Company has not discussed the bioMérieux agreement in the prospectus summary and thus does not believe that such disclosure should be included in the summary.

Comment 4: Briefly indicate the regulatory status of your products. Revise your disclosure under “Market Overview” on page 2 to reflect how your current regulatory approval and current sales into the research use only market changes your addressable market size in the three bullet points on page 2. Briefly disclose what regulatory approvals you will need to enter into the indicated markets, the steps you or your collaborators, such as bioMérieux, have taken to secure such approvals and what steps remain.

Response 4: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 3, 81 and 82 as requested.

Comment 5: We understand from your disclosure that your system uses capture antibodies that bind specifically to known proteins. Please clarify in an appropriate location how your system enables researchers to discover novel protein biomarkers.

Response 5: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 59, 80 and F-7 to clarify that Simoa technology can be used to define and validate the function of low abundance biomarkers that have been discovered with other technologies such as mass spectrometry.

Comment 6: Given your disclosure that your system is used for protein detection, please clarify in an appropriate location in your prospectus how researchers “can now better understand how proteins are individually and/or collectively contributing to important biological processes and the health and well-being of individuals” and also how your detection system enables the understanding of “individual characteristics and functioning of proteins.”

Response 6: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 86 and 87 as requested.

Comment 7: Since you have chosen to highlight your revenue growth, please balance this disclosure with your net losses for the periods presented and your accumulated deficit. Also, given your disclosure on page 70, indicate that you sold fewer instruments in 2016 than in 2015 and that your instrument sales were flat for the March 31 quarter over quarter periods.

Response 7: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 3 and 83 to delete the disclosure related to revenue growth. In addition, the Company has revised the disclosure on page 71 regarding sales of instruments for the annual and quarterly periods.

Comment 8: The first full paragraph on page 2 indicates your product can directly detect nucleic acids. The third bullet point on page 84 and disclosures on pages 90 and 92 indicate your product does not yet have that testing capability. Please reconcile.

Response 8: The Staff is advised that the Company’s Simoa technology currently can and has directly detected nucleic acids.  There have been at least two peer-reviewed publications on this subject: (1) http://journals.plos.org/plosone/article?id=10.1371/journal.pone.0179669 and (2) https://academic.oup.com/nar/article/doi/10.1093/nar/gkx542/3871305/Digital-direct-detection-of-microRNAs-using-single.  The Company respectfully submits that the third bullet point on page 84 and the disclosures on pages 91 and 93 do not indicate that the Company’s product does not yet have that testing capability, but rather indicate that the Company does not currently offer nucleic acid assays, and expects to offer such products in the future.

Protein analysis, page 5

Comment 9: Balance your disclosure by indicating how many of the 10,500 secreted proteins your system currently addresses.

Response 9: The Company respectfully notes to the Staff that it does not believe a change in this disclosure is warranted. The statement as to the estimate of approximately 10,500 secreted proteins is a factual assertion; the Company has not made a claim that its system addresses any particular number of them, and therefore it does not believe any balancing disclosure would be necessary.

Implications of being an emerging growth company, page 7

Comment 10: Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 10: In response to the Staff’s comment, the Company notes that it has not yet conducted any “testing the waters” meetings to date, but will provide any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. The Company further informs the Staff that it does not expect that potential investors will be permitted to retain copies of the slide presentations.

We depend on strategic collaborations and licensing arrangements…, page 20

Comment 11: We note your disclosure that given the exclusive nature of a portion of the license rights granted to bioMérieux SA your ability to collaborate with others in certain areas will be limited. Expand your risk factor, and other disclosure as appropriate, to clarify how the exclusive license will affect your ability to collaborate with others and indicate the “certain areas” that will be affected by that license.

Response 11: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 22 as requested.

Some of our owned and in-licensed intellectual property . . ., page 32

Comment 12: We note that “some” of the intellectual property rights you own and have been licensed “may” be subject to federal regulations. Please revise to clarify the specific intellectual property rights to which you refer, such as the “core Simoa technology” noted on page 33. Please also revise to clarify why you do not know whether those rights are subject to the federal regulations to which you refer.

Response 12: The Company has revised the Risk Factor on pages 33 and 34 to explain that government funding was used to generate intellectual property in the issued U.S. patents owned by the Company, as well as the intellectual property in-licensed from Tufts University.

Special note regarding forward-looking statements, page 48

Comment 13: Tell us whether you commissioned any of the third-party data you cite for use in connection with your registration statement.

Response 13: The Staff is supplementally advised that the Company engaged an independent third-party research firm to provide data on the size of the markets that the Company’s Simoa technology has the potential to address. The Company has also revised the disclosure on pages i, 2, 3, 50, 81, 82, 86, 93 and 94 and to clearly indicate what data has been included pursuant to this report.

Use of proceeds, page 50

Comment 14: Please revise to clarify the new life sciences applications, chemistry and instrumentation for your technology platform you intend to develop with the proceeds of this offering. Disclose here and in other locations in your prospectus, as appropriate, if you intend to develop applications outside of protein detection, and the status, to date, of your efforts.

Response 14: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 10 and 51 as requested. We further note supplementally to the Staff that we believe that the status of the Company’s work with regard to nucleic acid detection has been addressed, including on pages 1, 59, 80 and 91 (e.g., “We are also developing our Simoa technology to detect nucleic acids in biological samples.”)

Comment 15: Disclose with more specificity which in vitro diagnostic markets you intend to address and clarify in an appropriate location in your prospectus what FDA approval you may seek for your existing or new products to be utilized for diagnostic purposes, as indicated in the third bullet point on page 15. Also revise to clarify the status of product development efforts in “areas outside of research” and whether you will require funds to complete development in addition to those received through this offering.

Response 15: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 16 and 51 as requested. We further note supplementally to the Staff that we believe that the FDA and other government regulatory clearances or approvals we may seek for existing or new products have been described in the section entitled “Government regulation” on pages 112 to 115 as well as in “Risk Factors – Risks related to government regulation and diagnostic product reimbursement” on pages 22 to 30.

Dilution, page 54

Comment 16: Expand the disclosure on page 55 to clarify how the numbers and percentages in the table would change assuming the exercise of all outstanding options and warrants.

Response 16: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 57 as requested.

Overview, page 58

Comment 17: We note the discussion here that you have sold 135 instruments to date and that on pages 68 and 70 you attribute increased consumable sales to the number of instruments sold. The number of installed instruments appears to be a key non-financial performance indicator that would be material to investors. Please revise the filing to quantify the total number of installed instruments at each period end. Refer to Section I.B of SEC Release 33-8350.

Response 17: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 69, 70 and 71.

Stock-based compensation, page 63

Comment 18: Please expand your disclosure on page 65 of the factors considered to determine the best estimate of the fair value of your common stock to state, if true, that your projected future cash flows were discounted at an appropriate rate.

Response 18: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 66.

Comment 19: Please describe to us in greater detail the nature of the comparable public peer companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to ASC paragraphs 718-10-55-36 and 37 and Question 6 in SAB Topic 14D.1.

Response 19: The Company supplementally advises the Staff that in selecting the comparable public peer companies it considered a number of factors, including the industry in which the Company operates, the stage of its life cycle, the size of its operations and its capital structure.

The Company identified two categories of guideline public companies (GPCs) for utilization in determining the fair value of equity instruments. The first group, referred to as the “IPO GPCs”, consists of diagnostic companies that completed IPOs between 2013 and 2016. The IPO GPCs form the basis for the Company’s valuation in the IPO Scenario, where the Company utilized market metrics and its financial performance to determine the future value of the Company in an IPO.  This future value was then converted to present value by applying a discount rate based on the Company’s estimated weighted-average cost of capital (WACC) and allocated to the various outstanding equity instruments. The second group, referred to as the “Trading GPCs”, were primarily used in the determination of the estimated WACC and the volatility rate. The Trading GPCs consist of companies with longer trading histories that offer analytical instruments and diagnostic tools, many of which have healthcare applications.

The IPO GPCs were selected as earlier stage companies developing technology platforms to provide diagnostics for healthcare applications. From an industry perspective, all of these IPO GPCs provide diagnostic tools and services for the healthcare and diagnostics market. The majority of these IPO GPCs were at similar stages of their life cycle, having started to generate revenue in recent years and had pre-money IPO valuations below $500 million. In addition, the majority of these IPO GPCs also carried debt in their capital structure, were funded primarily by venture capital investors, and had paid-in-capital levels that were comparable to the Company’s at the time of their IPOs.

The Trading GPCs used in the calculation of the WACC and utilized to determine the volatility rate applicable to the Company’s equity instruments were selected for the following reasons.  First, they operate in a similar industry and offer products that are similar to the Company’s.  Second, they have sufficient trading histories to allow for the measurement of share price volatility for up to five years.  Third, they provide financial histories that can be used as benchmarks when evaluating management’s forecast of revenue growth rates and operating margins.  The Trading GPCs also had operations at a similar level and stage of development as the Company’s; however, some of the Trading GPCs are significantly larger and more diverse than the Company, and they have progressed to a more advanced stage of development.  The Company has considered these factors and determined that the Trading GPCs remain appropriate to assist in determining the WACC and volatility utilized in the valuation of the Company’s equity instruments.

The selected GPCs are listed below:

IPO GPCs: Foundation Medicine, Inc.; T2 Biosystems, Inc.; Invitae Corporation; HTG Molecular Diagnostics, Inc.; Natera, Inc.; and NantHealth, Inc.

Trading GPCs: Illumina, Inc.; Bio-Rad Laboratories, Inc., Waters Corporation, Luminex Corporation, Agilent Technologies, Inc.; Foundation Medicine, Inc.; Genomic Health, Inc.; and Myriad Genetics, Inc.

Results of operations, page 68

Comment 20: Revise your revenue disclosure to quantify the changes in your revenue during the periods presented that are attributable to changes in prices and changes in volume. Include quantification of the comparable amount of instruments sold in each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response 20: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 69, 70 and 71 to more clearly state the drivers for changes in revenue as compared with the prior periods and to quantify the change in the number of instruments sold in each period. The Staff is supplementally advised that no appreciable increase in revenue was attributable to changes in prices; the increase in revenue was primarily due to increased volume of product sales.

Comment 21: Revise to clarify all material reasons for the changes in your line items and quantify each material reason driving the changes as appropriate. For example, on page 70, you refer to a “lower number of instruments sold” during 2016, but it is unclear why a lower number were sold and what was the extent of the decrease.

Response 21: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 69, 70 and 71. The Staff is supplementally advised that as the decrease in the number of instruments is not material, we do not believe further disclosure is warranted.

Preferred stock financings, page 71

Comment 22: Please provide an expanded discussion of the significant terms of the preferred stock issued during the periods presented. Refer to Item 303(a)(1) and Instruction 3 to Item 303(a) of Regulation S-K.

Response 22: The Staff is advised that a comprehensive discussion of the significant terms of the preferred stock issued during the periods presented is included in Note 7 on pages F-28 to F-31. The Company has revised the disclosure on page 73 to include a reference to Note 7 on page F-28.

Diagnostics, page 80

Comment 23: We note your disclosure that significant interest from third parties has resulted in collaborations with leading diagnostic companies such as bioMérieux SA. If any of the other collaborations have been material, please identify those collaborations. If the other collaborations have not been material to date, please revise your disclosure as appropriate.

Response 23: In response to the Staff’s comment, the Company has revised the disclosure on page 81.

Simoa analytic process, page 88

Comment 24: Revise to indicate the significance of “paramagnetic” beads. Also indicate what the stars and arrow in your first graphic indicate and better describe the enzyme substrate you have presented.

Response 24: The Staff’s comment is acknowledged.  The Staff is supplementally advised that the vast majority of bead-based detection platforms use “paramagnetic” beads, and there is no particular significance to this term.  Accordingly, the Company has deleted the term “paramagnetic” in the prospectus.  The Company has also revised the disclosure on page 89, to better describe the graphic and enzyme substrate, as requested.

Assays and consumables, page 102

Comment 25: Please clarify if the 80 assays you mention include “homebrew assays.” Also clarify whether you have or retain any intellectual property rights to “homebrew assays.”

Response 25: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 103 as requested.

License agreement with bioMérieux SA, page 105

Comment 26: From the disclosure on page F-40, it appears that neither the developmental nor regulatory criteria were met under the original agreement or subsequent amendments. It also appears from your disclosure here that bioMérieux SA has not yet commercially launched a product based on your Simoa technology. Please disclose the reasons the development and regulatory criteria were not satisfied under the prior agreements.

Response 26: The Staff is supplementally advised that during the course of the work by both the Company and bioMerieux under the original agreement, the scope of the collaboration arrangement changed substantially.  Both parties determined that the Company was at risk of not meeting the IVD-specific development/regulatory milestones in relation to the HD-1 instrument as mutually agreed in their initial agreement.  Accordingly, bioMérieux determined that it wanted the option to develop a Simoa-based IVD instrument independently.  In addition, because the scope of the arrangement had changed significantly, in 2016, the parties agreed to amend and restate the agreement in its entirety.  During the negotiations between the parties in drafting this new agreement, the development/regulatory milestones referenced by the Staff were eliminated.  The Company notes that disclosure on page 107 of the prospectus states “The future developmental and regulatory milestone payments under the JDLA were removed in the BMX Agreement and are no longer eligible to be earned.”  In addition, the Company has further revised the disclosure on page 107 to make it clear that the developmental and regulatory milestones were not achieved.

Competition, page 108

Comment 27: We note your reference to Singulex as a competitor. Please tell us if you are referring to the MilliporeSigma SMCxPRO product and revise your disclosure as appropriate. Also expand your first risk factor on page 25 as appropriate.

Response 27: The Staff is supplementally advised that Singulex is one of six companies specifically noted as potential competitors to the Company, and the MilliporeSigma SMCxPRO is one of many protein detection platforms marketed by these companies and others that could be deemed to be competitive with our Simoa platform.  The Company respectfully submits that it believes that it would not be appropriate to revise its disclosure to specifically reference this one platform.

Intellectual property, page 108

Comment 28: You disclose that your patent strategy is multilayered, providing coverage of aspects of your core technology. We also note your disclosure regarding the first and second layers of your strategy. Please clarify if the capture antibodies are proprietary or sourced from third parties. Also clarify what you consider as your “core technology” and what you mean by the “fundamental methods for detecting single molecules independent of specific embodiments” and “specific embodiments of the core technology.” Further explain the effect of your patents on these aspects of your technology.

Response 28: The Staff’s comment is acknowledged and the Company has (i) revised the first paragraph of the Intellectual Property section on page 108 to elaborate that the “core technology” is “directed to general methods and devices for single molecule detection”; and (ii) revised the second paragraph of the Intellectual property Section on page 108 to more clearly explain that: “The first layer is based on protecting the fundamental methods for detecting single molecules independent of the specific analyte to be detected. The second layer covers embodiments of the core technology directed to the detection of specific analytes.”

Regarding the Staff’s request that the Company “clarify if the capture antibodies are proprietary or sourced from third parties,” the Staff is respectfully advised that “Capture antibodies” are not mentioned anywhere in the Intellectual Property section, and there is no suggestion that the Company has any proprietary rights to antibodies anywhere in the disclosure.  Moreover, although there are references to “methods for analyte capture” (see, page 109, paragraph 8; page 110, paragraph 1) and “[c]apture based assays” (page 110, paragraph 5), these methods and assays are not limited to the use of antibodies.  As explained in the section “Nucleic acid testing” (page 90), rather than using capture antibodies to detect proteins, the Simoa technology also can be used to detect nucleic acids by employing capture probes.

Government regulation, page 111

Comment 29: Please revise to clarify how you concluded that the labeling and promotion of your products complies with the guidance you cite, as disclosed in the last sentence of the second paragraph, given the disclosure in this document regarding your current lack of regulatory approvals and the capabilities of your Simoa product. We note, for example, disclosure that your platform “advances precision health for . . . diagnostics” and disclosures on pages 93-99 regarding key focus areas.

Response 29: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 113 as requested.

Executive officers, page 115

Comment 30: Disclose the principal occupation of Mr. Hrusovsky from May 2013 until he became your chief executive officer. For each of your executive officers, disclose the principal business of the employers named as part of their business experience.

Response 30: The Staff is supplementally advised that Mr. Hrusovsky was a consultant to PerkinElmer, Inc. from May 2013 through September 2013, following which he retired. Mr. Hrusovsky came out of retirement in January 2015 to become the Company’s CEO. The Company has revised the disclosure on pages 116 to 118 as requested.

Certain relationships . . ., page 131

Comment 31: If Tufts University is a related party to you due to Tuft’s equity ownership, as disclosed on page F-34, please clarify why Tufts is not included in the table on page 137.

Response 31: The Staff is supplementally advised that Tufts University beneficially owns approximately 2.2% of the Company’s outstanding stock.  Accordingly, while Tufts is deemed to be a related party for accounting purposes as noted on page F-34, Tufts does not meet the requirements of Item 403 of Reg. S-K for inclusion in the Principal Stockholder table on pages 137 to 140.

Principal stockholders, page 136

Comment 32: Disclose all natural persons who exercise the sole or share voting and dispositive powers with respect to the shares held in the name Trinitas Innovation-Q Investment Co., Ltd and bioMerieux, S.A.

Response 32: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 138 and 139 as requested.

Underwriting, page 154

Comment 33: We note your reference to past relationships with “certain” of the underwriters. Please clarify to which underwriters you are referring and the nature and terms of such relationships.

Response 33: The Staff is supplementally advised that none of the underwriters have provided services to the Company, nor have there been any other relationships between the Company and any of the underwriters.  The disclosure on page 159 has been revised accordingly.

Consolidated statements of cash flows, page F-6

Comment 34: Please revise the filing to present the warrant liabilities converted into preferred stock as supplemental cash flow information.

Response 34: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page F-6.

Product revenue, page F-9

Comment 35: Please tell us why consideration in a multiple element arrangement is allocated to an implied one year service type warranty and why such revenue is recognized over one year as part of service revenue. Describe how you have concluded that this warranty is “implied” and how it relates to the periods covered under the extended warranty contracts that you offer. Discuss whether you have a regular pattern of providing these services and what services are generally provided. Refer to ASC 605-20-25, 605-25-25 or paragraphs 66 and 67 of 985-605-25 as appropriate.

Response 35: The Staff is advised that the Company accounts for its multi-element arrangements in accordance with the guidance under ASC 605-25.  While the instruments sold contain certain software which is included in the arrangement, the software is embedded within the instrument and is part of the essential functionality of the instrument. The software is not sold separately.

Each instrument includes a stated one-year contractual warranty which ensures that the instrument will perform in accordance with its stated specifications (a standard assurance type warranty). However, since the Company’s instrument was commercially launched in 2014, the Company has developed a historical pattern of regularly providing all of its customers with additional services beyond the requirements of the standard assurance type warranty. The Company refers to this historical pattern as the “implied service type warranty.” The Company provides these services to maintain customer satisfaction, and to ensure the continued performance of its instrument. These services include preventative maintenance visits, providing and installing minor hardware and software updates to the instrument, and other miscellaneous services such as additional training and troubleshooting which are provided by field service engineers. The Company does not provide these services to its customers beyond the one-year period following installation of the instrument unless the customer has purchased an extended warranty contract.

The Company has determined under ASC 605-25-25-5 that the implied service type warranty represents a separate unit of accounting from the instrument and related installation services as the instrument has standalone value from the undelivered implied service type warranty. The revenue allocated to the implied service type warranty is recognized over the one-year period of performance as services revenues given the nature of the services being performed. The Company determined that there is no pattern of performance that is more reliably or objectively determinable than straight line.

The majority of the Company’s customers purchase extended warranty contracts that commence after the completion of the one-year implied service type warranty which include these services. These are often single-element arrangements which are recognized ratably over the one-year period of performance and for these contracts determined that there is no pattern of performance that is more reliably or objectively determinable than straight line.

In some cases, although infrequent, a customer may purchase a separately priced extended warranty contract at the time of purchase of an instrument which would provide services after the expiration of the implied one year service type warranty. The customer still receives, without additional charges, the implied service type warranty in the first year following installation. When this occurs, the separately priced extended warranty is deferred based on its stated price and is recognized to revenue over the one-year period of performance in accordance with ASC 605-20-25-1 to 25-6. The implied service type warranty is recognized in accordance with the policy described above.

The Company has provided additional disclosure in its revenue recognition policy to further clarify its accounting for the implied service type warranty.

Comment 36: Tell us your accounting policy for and the nature of any sales returns, discounts and allowances and specify any differences in polices between direct sales and sales to distributors. Refer to SAB Topic 13A as appropriate.

Response 36: The Staff is advised that (i) there is no customer right of return in the Company’s sales agreements, including sales agreements with distributors, (ii) all discounts are reflected as a reduction to revenue and (iii) sales returns allowances are recorded as a reduction to revenue but are not prevalent or material. Also, the Company respectfully advises the Staff that it has indicated the differences in its policies between direct sales and sales to distributors on pages F-9 and F-10 which state “Revenue for instrument sales is recognized upon installation at the customer’s location or upon transfer of title to the customer when installation is not required, which is generally the case with sales to distributors,” and “The terms of sales transactions through distributors are generally consistent with the terms of direct sales to customers, except the distributors do not require the Company’s services to install the instrument at the end customer and perform the services for the customer that are beyond our standard warranty in the first year following the sale.”

Unaudited pro forma information, page F-12

Comment 37: Please tell us whether you believe it is probable that the preferred stock will automatically convert into common stock. We note the terms of automatic conversion in Note 7 on page F-28. Refer to Article 11 of Regulation S-X.

Response 37:  The Staff is respectfully advised that the Company believes that it is probable that its preferred stock will automatically convert into common stock in connection with this offering.  As detailed in Note 7 on page F-27, each share of preferred stock will automatically convert into shares of common stock immediately prior to the earlier of (1) the consummation of an initial public offering, resulting in gross proceeds to the Company of at least $40.0 million and for a minimum per-share amount of $5.00 per share, or (2) the approval of a Preferred Majority (defined as 60% of the outstanding shares of Series A-1, A-2, B, C, and D Preferred Stock voting as a single class). The Company believes that the gross proceeds from this offering and the public offering price will exceed the thresholds set forth in clause (1) above that are required to trigger the automatic conversion of the preferred stock into common stock. In addition, the Company expects the requisite Preferred Majority under clause (2) above to consent to the automatic conversion of the preferred stock into common stock immediately prior to the completion of this offering.

Fair value of financial instruments, page F-14

Comment 38: You disclose on page F-16 that the changes in the fair value of the preferred stock warrant liability are recorded in other expense (income). In Notes 9 and 10 on pages F-36 and F-37, you disclose certain warrants were issued to non-employees for goods or services. Please address the following:

•                  Tell us the fair value of warrants issued for goods or services that were outstanding at the beginning and ending balance sheet dates for each period presented, and the related change in fair value for such warrants recognized in income for each period presented.

•                  Tell us how you considered paragraphs 4 and 5 of ASC 505-50-25, SAB Topics 14A and 14F and the definition of non-operating income or expense under Rule 5-03 of Regulation S-X in classifying the changes in fair value of non-employee share based payment arrangements outside of operating income and not in the same manner as if you had paid cash for the services.

Response 38: The Company has provided share-based payments to non-employees through warrants to purchase preferred stock which are initially accounted for under ASC 505-50.  Under ASC 505-50-25-4, these awards are recognized as expense on the same financial statement line item as any cash consideration which would be provided for these services.  These awards are recognized over the required service period based on the fair value of the award on any vesting date or the value on each reporting date.  If the awards contain performance obligations, the amounts are only recognized if achievement of the performance conditions is considered probable.  Once the counterparty’s performance is complete and these awards have vested, the guidance in ASC 505-50 is no longer applicable to these awards.  Based on the terms of the warrants to purchase preferred stock, once the awards have fully vested, the Company has determined that the warrants represent liability instruments in accordance with ASC 480 as the warrants are to purchase shares of preferred stock which are redeemable at the election of the holder.  As a result, once the warrants to purchase preferred stock are vested, the instrument is recorded at fair value with any changes recorded through other income.

Prior to January 1, 2015, all warrants to purchase preferred stock issued to non-employees, other than certain warrants subject to performance conditions which were not considered probable of being met had been accounted for and recognized under ASC 505-50. These awards are no longer subject to the provisions of ASC 505-50 during the periods presented, as the counterparty’s performance was completed and the warrants vested in prior periods. These warrants are all subject to ASC 480 during the periods presented.  The changes in the fair value of these warrants subsequent to becoming fully vested were recognized as other expense in the statement of operations and comprehensive loss. The warrants subject to performance conditions which were not considered probable of being met were accounted for under ASC 505-50, however no expense was recognized prior to January 1, 2015.

During 2016, the Company amended the terms of a development agreement which resulted in the issuance of a warrant to purchase 700,000 shares of Series A-3 Preferred Stock.  This warrant was initially accounted for under the provisions of ASC 505-50.  This warrant was fully vested upon issuance and therefore was recognized as research and development expense on the date of issuance.  The subsequent changes in fair value are recognized as other expense under ASC 480.

Stock-based compensation, page F-20

Comment 39: Please disclose your policy for the initial and subsequent measurement of equity based instruments issued to non-employees for goods and services. In particular, include the policy for warrants to be issued contingent on future events such as those on page F-37.

Response 39: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page F-21.

Recent accounting pronouncements, page F-22

Comment 40: Please revise the filing to disclose the potential effects of the adoption of ASU 2016-18. Refer to SAB Topic 11M.

Response 40: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page F-24.

Redemption rights, page F-29

Comment 41: Please state the redemption amount for each preferred share issuance and the combined aggregate amount of redemption requirements for all issues for the five years following the date of the latest balance sheet. Refer to Rule 5-02.27 of Regulation S-X.

Response 41: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page F-30.

Development and supply agreement, page F-36

Comment 42: We see that upon the Development Agreement amendment, you separately issued 1.3 million and 700,000 Development warrants. Please revise the filing and tell us how you accounted for the issuance of the 1.3 million Development warrants. Tell us the separate fair values of both warrants on the issuance dates, describe how you accounted for the warrants between issuance and settlement and describe how you reported the issuance and settlement within your financial statements. Cite the accounting literature upon which you relied, including ASC 505-50.

Response 42: We respectfully advise the Staff that the 1.3 million Development Warrants were issued and fully recognized in accordance with ASC 505-50 prior to the earliest period presented in the consolidated financial statements. Please also see the response to Comment 38 above with respect to the accounting for issuances of warrants. We respectfully advise the Staff that the Development Warrants were subject to performance conditions and initially accounted for under ASC 505-50 consistent with the response to Comment 38.  Of the 2,000,000 shares under the Development Warrants, the performance conditions related to 1,300,000 of the warrants were achieved and the warrants vested prior to January 1, 2015.  Expense for those warrants were recognized as research and development expense in years prior to January 1, 2015, and those warrants have been accounted for under ASC 480 thereafter.  The performance conditions related to the remaining 700,000 shares under the Development Warrants were not probable of achievement prior to the execution of the Amendment referred to in Response 38, upon which the remaining 700,000 shares were issued and were fully vested.  As disclosed on page F-37, the fair value of these remaining warrants was $2.1 million on the date of issuance and expensed as research and development expense under ASC 505-50.

*                                         *                                         *                                         *                                         *

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William T. Whelan or John P. Condon of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:

Securities and Exchange Commission

Tim Buchmiller

Geoff Kruczek

Gary Newberry

Kevin Kuhar

Amanda Ravitz

Quanterix Corporation

E. Kevin Hrusovsky

Joseph Driscoll

Ernie Orticerio

Brian Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

John P. Condon

Ropes & Gray LLP

Patrick O’Brien

Michael Pilo